

Mail Stop 4631

May 22, 2017

Via E-Mail
Mr. Chung Szeto
President, Chief Executive Officer, and Director
TGS International Ltd.
Unit 3, 6420 – 4 Street NE
Calgary, Alberta, Canada T2K 5M8

> **Re:** **TGS International Ltd.**
> **Registration Statement on Form S-1**
> **Filed April 25, 2017**
> **File No. 333-217451**

Dear Mr. Szeto:

We reviewed your registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

Registration Statement's Facing Page

1. The EDGAR system indicates that your primary standard industrial classification number is 3060 and not 5030. Please revise.

Prospectus Cover Page

2. On the cover page and throughout your prospectus, please clarify n which of the three OTC markets (OTCQX, OTCQB or OTC Pink) you intend to seek quotation. In this regard, we note that selling shareholders will sell at a fixed price of $0.05 per share until your shares are quoted on the "OTC Markets," and thereafter at prevailing

market prices or privately negotiated prices. Please note that to satisfy the requirement of Item 501(b)(3) of Regulation S-K, there must be an existing market for securities to be sold in a secondary at the market offering. We view OTCQX and OTCQB as existing markets for this purpose, but not OTC Pink. Therefore, if your securities are quoted on OTC Pink, selling shareholders must continue to sell at the fixed price identified in your prospectus.

Securities Issued and to be Issued, page 5

3. Disclosure that 4,030,000 shares of your common stock are issued and outstanding as of the date of this prospectus is inconsistent with disclosure on page 14 and elsewhere in the registration statement that there are 13,530,000 shares of your common stock issued and outstanding. Please reconcile the disclosures.

Financial Summary Information, Page 6

4. Please revise the column header to indicate clearly which period the income statement data cover. In addition, please delete the term "audited" from the column headers since the table is not covered by the audit report.

5. We note that total liabilities as of February 28, 2017 were reported as $19,995 in the table on page 6, but they were reported as $19,955 on the face of the balance sheet on page F-2. Please revise.

Emerging Growth Company, Page 6

6. Please revise your disclosure to state your election under Section 107 (b) of the JOBS Act. If you elect to opt out of the extended transition period for complying with new or revised accounting standards, include a statement that the election is irrevocable.

Risk Factors, page 7

7. Include a discrete risk factor on your status as a penny stock issuer. We note the disclosure under "Penny Stock Rules" on page 18.

8. Provide risk factor disclosure that the company and its assets and the company's directors and executive officers and their assets are located outside of the United States.

We may not be able to compete effectively against other companies…, page 8

9. Since disclosure on page 5 and elsewhere in the registration statement indicates that you are a development stage company engaged in the sale and installation of polyvinyl chloride or PVC wall and ceiling panels in addition to renovation business

in North America, we assume that the phrase "If we are unable to compete in the sexual wellness and adult lifestyle markets" is inadvertent. Please revise.

We depend on third parties for our product supply…, page 9

10. Disclose whether you have an agreement with any supplier, and, if so, summarize the principal provisions, including duration or term, of any agreement with a supplier in the business section. We note the disclosure under "Product Sourcing" on page 21. Additionally, advise what consideration you have given to filing any agreement with your Chinese manufacturer, Weixin Plastic Co. Ltd., as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Interests of Named Experts and Counsel, page 20

11. Identify in the prospectus the counsel rendering the legal opinion filed as exhibit 5.1 to the registration statement. Additionally, provide counsel's address as required by paragraph 23 of Schedule A to the Securities Act.

Inventory, Sales and Distribution, page 26

12. Disclose your anticipated schedule for having two groups of sale agents, with one group located in northern Alberta and one group located in southern Alberta.

Security Ownership of Certain Beneficial Owners and Management, page 40

13. Provide the business, mailing, or residence address of Djong Djung Tihin and Ng Kam Shing Raymond as required by Item 403(a) of Regulation S-K.

Certain Relationships and Related Transactions, page 41

14. Disclosure indicates that you acquired all of the issued and outstanding shares of TGS Alberta from George Szeto and Sau Chau Yu on December 21, 2016. Clarify whether George Szeto and Chung Szeto are the same person.

Notes to Consolidated Financial Statements

General

15. The audit report and your statements of comprehensive loss, changes in equity, and cash flows identify the financial statements period audited as the period from December 12, 2016 (inception) to February 28, 2017. However, it appears that elsewhere in the document, for example, on pages 20 and 30, you refer to the period presented in your financial statements as December 1, 2016 (inception) to February 28, 2017. Please revise or explain.

Mr. Chung Szeto
TGS International Ltd.
May 22, 2017
Page 4

16. Please provide disclosures regarding your subsequent events, including the specific date through which subsequent events have been evaluated, and whether it is the date that the financial statements were issued or the date that the financial statement were available to be issued. Refer to ASC 855-10-50.

Consolidated Statements of Financial Positions, Page F-2

17. Please revise the captions for the line items "Total stockholders' deficiency" and "Total liabilities and stockholders' deficiency" as it appears that you have positive equity and not a deficiency as of February 28, 2017.

18. The value of common stock issued and outstanding on the face of the balance sheet does not agree to the corresponding amount presented in the statements of change in equity on page F-4. Please revise as appropriate.

Consolidated Statements of Comprehensive Loss, Page F-3

19. It does not appear that the weighted average number of shares outstanding is calculated correctly based on your disclosures of stock issuances on pages 44 and 45. Please revise or advise.

Note 3 – Business Acquisition, Page F-13

20. You indicate that the acquisition date fair value of consideration transferred in the transaction was $2,991 which approximates the fair value of the net assets received. We note from the table that the total consideration is valued at $3,145. Please revise or advise.

Exhibits

21. Please tell us how you considered providing historical financial statements of TGS Alberta. Refer to Article 3-05 of Regulation S-X.

Exhibits 5.1 and 23.1

22. Counsel must consent also to the prospectus discussion of the opinion and being named in the registration statement. Please revise. For guidance you may wish to refer to Section IV of our Staff Legal Bulletin No. 19 (CF) available on the Commission's website.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 if you have any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

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